www.hireright.com 100 Centerview Drive, Suite 300, Nashville, TN 37214 HireRight’s private investigation licenses: hireright.com/legal/license-information/ August 7, 2023 VIA EDGAR Securities and Exchange Commission Division of Corporate Finance Office of Trade & Services 100 F Street, N.E. Washington, D.C. 20549 Attention: Ta Tanisha Meadows Adam Phippen Re: HireRight Holdings Corporation Form 10-K for the Fiscal Year Ended December 31, 2022 Filed March 10, 2023 File No. 1-40982 Ladies and Gentlemen: As Chief Financial Officer of HireRight Holdings Corporation, a Delaware corporation (the “Company”), I am providing this letter in response to the comment (the “Comment”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporate Finance (the “Staff”) by letter dated July 27, 2023 (the “Comment Letter”) with respect to the Company’s Form 10-K dated March 9, 2023, filed on March 10, 2023. The discussion below reflects the response of the Company to the Comment received from the Staff. For your convenience, the text of the Comment Letter has been reproduced herein with the response below. The Company has asked us to convey the following as its response to the Staff: Form 10-K for the Fiscal Year Ended December 31, 2022 Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Adjusted Net Income and Adjusted Diluted Earnings Per Share, page 64 1. Please tell us the Adjusted Net Income effective tax rate for each period presented and explain why you believe it is reasonable. Also, explain why it is appropriate to use GAAP tax benefits considering your history of significant Adjusted income before income taxes. In this regard, you should include current and deferred income tax expense commensurate with this non-GAAP measure of profitability. Refer to Question 102.11 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations. Response to Comment The Company respectfully acknowledges the Staff’s comment and proposes updating our disclosure prospectively, beginning with our next earnings release on Form 8-K and quarterly report on Form 10-Q, to reflect current and deferred income tax expense commensurate with the non-GAAP measure of profitability, pursuant to the guidance in Question 102.11 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Historically, the Company determined its adjusted effective income tax rate applied to the underlying non-GAAP adjustments in each of the periods prior to 2022 by considering the Company's substantial valuation allowance attributed to its deferred tax assets, including net operating losses, whereby the Company did not expect to record a material tax provision or pay material taxes during those periods. During the year ended December 31, 2022, the Company determined sufficient positive evidence existed to conclude that the U.S. deferred tax assets are more likely than not realizable. As a result, the Company released the valuation allowance attributed to the deferred tax assets associated with the Company's operations in the U.S. during the third quarter of 2022. The Company will prospectively use a blended statutory rate to calculate non-GAAP adjusted income taxes. The table below presents an illustrative example reflecting the change to the Company's non-GAAP adjusted net income reconciliation assuming it was incorporated into the Form 10-K dated March 9, 2023, filed on March 10, 2023.

	Year Ended December 31,		
	2022	2021	2020
		(in thousands)	
Net income (loss)	$ 144,574	$ (21,303)	$ (92,077)
Income tax (benefit) expense	(79,052)	2,686	3,938
Income (loss) before income taxes	65,522	(18,617)	(88,139)
Amortization of acquired intangible assets	61,682	63,059	62,094
Loss on extinguishment of debt	-	5,170	-
Interest expense swap adjustments	(12,634)	-	-
Interest expense discounts	3,345	4,080	4,036
Stock-based compensation	11,474	4,528	3,218
Realized and unrealized loss on foreign exchange	323	424	889
Merger integration expenses	205	551	10,055
Technology investments	563	3,567	-
Amortization of cloud computing software costs	2,690	21	-
Other items	3,452	17,029	14,855
Adjusted income before income taxes	136,622	79,812	7,008
Adjusted income taxes (1)	35,522	20,751	1,822
Adjusted Net Income	$ 101,100	$ 59,061	$ 5,186

(1) Adjusted income taxes are based on the tax laws in the jurisdictions in which the Company operates and exclude the impact of net operating losses and valuation allowances to calculate a non-GAAP blended statutory rate of 26% for the years ended December 31, 2022, 2021, and 2020.

Please contact me at (949) 466-6825 with any questions or further comments regarding our responses to the Staff's Comment.

Sincerely,

/s/ Thomas M. Spaeth

Tom Spaeth
Chief Financial Officer

www.hireright.com
100 Centerview Drive, Suite 300, Nashville, TN 37214
HireRight's private investigation licenses: hireright.com/legal/license-information/